RECEIVED MAR 01 2011 SEC MAIL PROCESSING SECTION WASH, D.C. 200

11019245

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanders Morris Harris, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis Street, Suite 5800
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Ball (713) 224-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thorton LLP
(Name – *if individual, state last, first, middle name*)

2700 Three Allen Center, 333 Clay Street	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick Berry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanders Morris Harris, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA L GRAHAM
NOTARY PUBLIC
State of Texas
Comm. Exp. 03/06/2015

Signature

Senior Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission with Report of Independent Registered Public Accounting Firm

Sanders Morris Harris Inc.

For the Year Ended December 31, 2010

Contents

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
333 Clay Street, 27th Floor
Houston, TX 77002-4168
T 832.476.3600
F 713.655.8741
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sanders Morris Harris Inc.

We have audited the accompanying consolidated statement of financial condition of Sanders Morris Harris Inc. (a Texas corporation) (a wholly owned subsidiary of Sanders Morris Harris Group Inc.) and subsidiaries (collectively, the "Company") as of December 31, 2010 and the related consolidated statements of operations, changes in equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sanders Morris Harris Inc. and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of the Company's management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Grant Thornton LLP

Houston, Texas
February 28, 2011

Sanders Morris Harris Inc.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2010
(In thousands, except per share and share amounts)

Assets

Cash and cash equivalents	$	22,144
Deposits with clearing organizations		1,963
Receivables, net		13,931
Receivable from parent and affiliates		1,696
Receivable from broker-dealer		403
Securities owned:		
Marketable		13,270
Not readily marketable		26,688
Furniture, equipment, and leasehold improvements, net		6,056
Other assets		1,761
Total assets	$	87,912

Liabilities and Equity

Liabilities:		
Securities sold, not yet purchased, at market value	$	10,242
Payable to parent and affiliates		1,672
Accounts payable and accrued liabilities		7,135
Sales commissions and bonuses payable		2,740
Deferred compensation		244
Deferred tax liability, net		2,163
Total liabilities		24,196
Commitments and contingencies		
Equity:		
Common stock, $0.01 par value; 200,000 shares authorized; 60,729 shares issued and outstanding		1
Additional paid-in capital		60,032
Retained earnings		706
Total Sanders Morris Harris Inc. stockholder's equity		60,739
Noncontrolling interest		2,977
Total equity		63,716
Total liabilities and equity	$	87,912

The accompanying notes are an integral part of this statement.

Sanders Morris Harris Inc.

CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2010
(Dollars in thousands)

Revenue:		
Commissions	$	30,866
Principal transactions, net		18,366
Investment banking		3,978
Investment advisory and related services		9,644
Interest and dividends		2,612
Other income		3,297
Total revenue		68,763
Expenses:		
Employee compensation and benefits		48,459
Communications and data processing		5,948
Occupancy		7,473
Clearing and execution fees		3,832
Commissions		3,208
Other		9,302
Total expenses		78,222
Loss from continuing operations before equity in income of limited partnerships and income taxes		(9,459)
Equity in income of limited partnerships		12,483
Income from continuing operations before income taxes		3,024
Provision for income taxes		1,222
Income from continuing operations, net of income taxes		1,802
Loss from discontinued operations, net of income taxes of $(727)		(1,137)
Net income		665
Less: Net income attributable to the noncontrolling interest		(1,121)
Net loss attributable to Sanders Morris Harris Inc.	$	(456)

The accompanying notes are an integral part of this statement.

Sanders Morris Harris Inc.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2010
(In thousands, except share amounts)

	Common stock		Additional paid-in capital	Retained earnings/ (Accumulated deficit)	Noncontrolling interest	Total
	Shares	Amount				
Balance, January 1, 2010	60,729	$ 1	$ 60,032	$ (3,394)	$ 2,747	$ 59,386
Net loss attributable to Sanders Morris Harris Inc.				(456)		(456)
Net income attributable to the noncontrolling interest					1,121	1,121
Cumulative effect of adoption of a new accounting pronouncement				4,556	(93)	4,463
Contributions					1	1
Distributions					(799)	(799)
Balance, December 31, 2010	60,729	$ 1	$ 60,032	$ 706	$ 2,977	$ 63,716

The accompanying notes are an integral part of this statement.

Sanders Morris Harris Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2010
(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	665
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		2,900
Gain on disposal of assets		(1,199)
Provision for bad debts		468
Compensation expense related to deferred charge		1,534
Deferred income taxes		(1,117)
Equity in income of limited partnerships		(12,483)
Unrealized and realized gains on not readily marketable securities owned, net		(900)
Net change in:		
Receivables, net		1,072
Receivable from parent and affiliates		6,108
Marketable securities owned		1,083
Deposits with clearing organizations		564
Other assets		(96)
Payable to broker-dealers		(23)
Securities sold, not yet purchased		1,903
Accounts payable and accrued liabilities		(359)
Sales commissions and bonuses payable		(488)
Deferred compensation		(269)
Net cash used in operating activities		(637)
Cash flows from investing activities:		
Capital expenditures		(972)
Proceeds from sale of assets		12
Proceeds from sale of Washington Research Group		2,440
Notes issued to Concept Capital Holdings, LLC		(1,655)
Effect of new accounting pronouncements		(187)
Proceeds from sales of not readily marketable securities owned		3,000
Purchases of not readily marketable securities owned		(99)
Net cash provided by investing activities		2,539
Cash flows from financing activities:		
Contributions by noncontrolling interest		1
Distributions to noncontrolling interest		(799)
Net cash used in financing activities		(798)
Net increase in cash and cash equivalents		1,104
Cash and cash equivalents, beginning of year		21,040
Cash and cash equivalents, end of year	$	22,144

The accompanying notes are an integral part of this statement.

NOTE A – ORGANIZATION

Sanders Morris Harris Inc. (the "Company"), a wholly owned subsidiary of Sanders Morris Harris Group Inc. ("SMHG") is incorporated in the state of Texas for the purpose of serving as a broker/dealer and to enter into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts at December 31, 2010 are carried by several clearing firms including Pershing LLC, an affiliate of The Bank of New York Mellon, Goldman Sachs Execution & Clearing, L.P., First Clearing Corporation, J.P. Morgan Clearing Corp., and T.D. Ameritrade under fully disclosed clearing arrangements. These clearing brokers also provide the Company with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts.

In addition, the Company manages, through its interests in certain management companies, limited partnerships that invest in debt and equity securities in small to medium capitalization companies primarily operating in the environmental, industrial services, healthcare, technology, medical, life sciences, and energy industries.

During the first quarter of 2009, the Company closed three retail offices. The operating results for these offices are included in loss from discontinued operations, net of income taxes. During the fourth quarter of 2009, the Company contributed to Madison Williams Capital, LLC ("Madison Williams") the assets, properties, working capital, and rights related and/or pertaining to its investment banking, institutional trading (including equity sales and fixed income sales), New York trading, and research businesses (excluding The Juda Group and the Concept Capital divisions) (the "Capital Markets Business") in exchange for a 17.5% Class A Membership Interest in Madison Williams, cash, and a note issued by Madison Williams to the Company.

On March 1, 2010, the Company entered into an agreement with the principals of the Concept Capital division of the Company ("Concept"), in which we agreed to contribute certain of the assets, properties, and other rights pertaining to the Concept Capital division of the Company to Concept Capital Markets, LLC ("CCM") and Concept Capital Administration, LLC ("CCAdmin"), two new entities formed by the principals of the Concept Capital division. The Washington Research Group of the Concept division was sold during the fourth quarter of 2010 prior to the spin-off of Concept. After the spin-off transaction closed on December 31, 2010, the Company retained a 24% capital interest and 43.48% profit and loss interest in Concept Capital Markets, LLC and a 43.48% member interest in Concept Capital Administration, LLC. The terms of the transaction provide that the Company retains 50% of the cash and cash equivalents and investment positions held by the division at closing. Current members of management of the division will retain the remaining interests in the new entities.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

In June 2009, the Financial Accounting Standards Board ("FASB") amended its guidance on accounting for variable interest entities ("VIEs"). The new accounting guidance resulted in a change in our accounting policy effective January 1, 2010. Among other things, the new guidance requires more qualitative than quantitative analyses to determine the primary beneficiary of a VIE, requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE, and amends certain guidance for determining whether an entity is a VIE. Under the new guidance, a VIE must be consolidated if an enterprise has both (a) the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. This new accounting guidance was effective for the Company on January 1, 2010, and is being applied prospectively.

On January 1, 2010, we deconsolidated an investment in one of the Company's limited partnerships as a result of this change in accounting policy. This entity had previously been consolidated due to financial support provided by the Company. It was determined that the Company does not have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance. Consequently, subsequent to the change in accounting policy, the Company deconsolidated this entity. The Company has accounted for this limited partnership investment at fair value since January 1, 2010. This investment will now be on the balance sheet within securities owned at fair value with the change in fair value included in equity in income of limited partnerships on the Consolidated Statement of Operations. The fair value is estimated considering both income and market valuation approaches. In prior periods, this entity's results, assets, and liabilities were reflected in each of the Company's line items in the Statement of Operations and Statement of Financial Condition. The Company recorded a $4.6 million cumulative adjustment to retained earnings that represents the fair value of this limited partnership at January 1, 2010.

2. Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at the Company's clearing firms that is used to collateralize the Company's trading accounts.

3. Receivables

Receivables are stated at their net realizable value. Interest income is recognized using the effective interest method over the life of the related receivable. If a receivable is noninterest-bearing or carries an unreasonable rate of interest and is not due within one year, the Company will impute interest at an appropriate market rate for comparable instruments and record a corresponding discount.

We offer transition pay, principally in the form of upfront notes receivable ("broker notes"), to financial advisors and certain key revenue producers as part of our Company's overall growth strategy. These broker notes are generally forgiven by a charge to employee compensation and benefits over a one- to six-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. If the individual leaves before the term of the broker note expires or fails to meet certain

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

performance standards, the individual is required to repay the balance. In determining the allowance for doubtful accounts from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unforgiven balance, the reasons for the terminated employment relationship, and the former employee's overall financial position.

Management monitors receivables for any collectability issues. The Company does not typically require collateral. Receivables are considered past due when payment is not received in accordance with the contractual terms on the invoice or agreement. The accrual of interest on receivables is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When the interest accrual is discontinued, all uncollected accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of the remaining past-due principal balance. Receivables are returned to accrual status when payments are brought current and, in management's judgment, the receivable will continue to pay as agreed. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance.

4. Securities Owned

Marketable securities are carried at market value based on quoted market prices. Not readily marketable securities are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from marking securities owned to fair value or estimated fair value are included in revenue under the caption "Equity in income of limited partnerships". Unrealized gains or losses from marking warrants and marketable securities owned to estimated fair value are included in revenue under the caption "Principal transactions, net". In securities not readily marketable include securities: (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration is effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The consolidated management companies record their investments in the investment partnerships at net asset value, which includes income and carried interest in the investment partnerships. The unrealized gains or losses from the consolidated management companies as a result of the change in net asset values are included in the caption "Equity in income of limited partnerships" in the Consolidated Statement of Operations. Regular-way proprietary securities transactions and the related income/expense are recorded on trade date basis. Non-regular way transactions are recorded on settlement basis. Realized gains and losses from sales of securities are computed using the average cost method and are included in revenue in the caption "Principal transactions, net".

Investments in not readily marketable securities, marketable securities with insufficient trading volumes, and restricted securities have been valued at their estimated fair value by the Company in the absence of readily ascertainable market values. These estimated values may differ significantly from the values that would have been used had a readily available market existed for these investments. Such differences could be material to the financial statements.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

5. Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

6. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Amortization of leasehold improvements is computed on a straight-line basis over the term of the lease. Depreciation of office furniture and equipment is computed on a straight-line basis over the average asset life which ranges from a three to seven-year period.

7. Investment Banking

Investment banking revenue includes gains, losses, and fees, net of expenses, arising from securities offerings in which the Company acts as an agent or financial advisor in mergers and acquisitions and similar transactions. Sales concessions are recorded on the settlement date.

8. Investment Advisory and Related Services

Investment advisory and related services consist primarily of portfolio and partnership management fees. Portfolio management fees are received quarterly, and are recognized over the service period. Partnership management fees are received quarterly, but are recognized as earned on a monthly basis.

9. Income Taxes

The Company is included in the consolidated federal return with SMHG and computes its provision and deferred tax assets and liabilities on a separate company basis.

The Company utilizes the asset and liability method for deferred income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements or tax returns. All expected future events other than changes in the law or tax rates are considered in estimating future tax consequences.

The Company utilizes a two-step approach to evaluate uncertain tax positions. Recognition, step one, requires evaluation of the tax position to determine if based solely on technical merits it is more likely than not to be sustained upon examination. Measurement, step two, is addressed only if a position is more likely than not to be sustained. In step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement with tax authorities. If a position does not meet the more likely than not threshold for recognition in step one, no benefit is recorded until the first subsequent period in which the more likely than not standard is met, the issue is resolved with the taxing authority, or the statute of limitations expires. Positions previously recognized are derecognized when we subsequently determine the position no longer is more likely than not to be sustained. Evaluation of tax positions, their technical merits, and measurement using cumulative probability are highly subjective management estimates. Actual results could differ materially from these estimates.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The Company remains subject to examination by U.S. federal and state jurisdictions, as well as international jurisdictions for years subsequent to 2007 and 2006, and upon completion of these examinations (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

The provision for income taxes includes federal, state, and local income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense. Penalties and related interest, if any, are recognized in other general and administrative expense.

The Company recognizes and measures tax positions based on the individual tax position's amount expected to be sustained upon settlement with the tax authority.

10. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

11. Risks and Uncertainties

The Company owns securities that are valued at estimated fair values or quoted market values at the consolidated statement of financial condition date. As a result of changes in market and other conditions, it is at least reasonably possible that changes to the values of securities could occur in the short term and be material to the Company's consolidated financial statements. In addition, the Company consolidates management companies of investment partnerships, which record their investments and carried interest in the investment partnerships at net asset value. Net asset value is determined by the fair value of the underlying partnership's investments. As a result of changes in market and other conditions, as well as company-specific conditions of the privately-held investments, it is at least reasonably possible that changes to the values of the investments could occur in the short term and be material to the Company's consolidated financial statements.

12. Discontinued Operations

The Company reports the results of operations of dispositions or assets held for sale as discontinued operations after the following criteria has been met; the operations and cash flows of the component have been, or will be, eliminated from ongoing operations of the Company and the Company will not have any significant continuing involvement in the operations of the component after the disposal. Any resulting gain or loss realized from the disposal from a discontinued operation is included in the "Income or loss from discontinued operations, net of income taxes" classification on the Consolidated Statement of Operations.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

13. New Authoritative Accounting Guidance

FASB ASC Topic 810, Consolidation. New authoritative accounting guidance under ASC Topic 810 amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The new authoritative accounting guidance requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity's financial statements. The new authoritative accounting guidance under ASC Topic 810 was effective January 1, 2010, which resulted in the deconsolidation of an entity. The impact is shown on the Consolidated Statement of Changes in Equity and described in Note B.1.

FASB ASC Topic 860, Transfers and Servicing. New authoritative accounting guidance under ASC Topic 860, *Transfers and Servicing*, amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. The new authoritative accounting guidance eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. The new authoritative accounting guidance also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The new authoritative accounting guidance under ASC Topic 860 was effective January 1, 2010 and did not have a material impact on the Company's consolidated financial statements.

ASU No. 2010-20, *Receivables (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, enhances disclosures about the credit quality of a creditor's financing receivables and the adequacy of its allowance for credit losses. Nonpublic entities must apply all disclosure requirements in the new authoritative guidance beginning with the first annual reporting period ending on or after December 15, 2011. The guidance does not appear to have a material impact on the financial statements; however, additional disclosure will be required for credit quality of the receivables, the allowance for losses in receivables and the changes and reasons for changes in both receivables and its allowance for losses in 2011.

NOTE C – DISPOSITION

In March 2010, we entered into an agreement with the principals of the Concept Capital division pursuant to which we agreed to contribute certain of the assets, properties, and other rights pertaining to the Concept Capital division, including the prime brokerage, research and capital markets, fund accounting and administration, and research library businesses, including the Washington Research Group to CCM and CCAdmin, two new entities formed by the principals of the Concept Capital division. The Washington Research Group of Concept was sold during the fourth quarter of 2010 prior to the spin-off of Concept. The Company recognized a gain of $2.4 million from the sale of the Washington Research Group which is

NOTE C – DISPOSITION – Continued

included in "Loss from discontinued operations, net of income taxes" in the Consolidated Statement of Operations. See Note Q, Discontinued Operations, for additional information. After the spin-off, the Company retains a 24% capital interest and 43.48% profit and loss interest in CCM and a 43.48% member interest in CC Admin. The terms of the transaction provide generally that we retain 50% of the cash and cash equivalents and investment positions held by the division at closing. Current members of management of the division will retain the remaining interests in the new entities.

The spin-off transaction closed on December 31, 2010, following approval by the Financial Industry Regulatory Authority ("FINRA") of a new member application by Concept Capital Markets, LLC and a continuing membership application by the Company. In addition to the capital and profits interests in CCM and CCAdmin, the Company on (a) March 1, 2010, purchased from concept Capital Holdings, LLC("CCH"), a wholly-owned subsidiary of Concept Partners, LLC ("CP") and CCM at its face value a note in the principal amount of $1.2 million and (b) on December 31, 2010, purchased from CCH a second note in a principal amount of $500,000, with an additional $4.0 million committed in 2011, generally equal to 50% of the sum of cash and cash equivalents and net security positions of the Concept Capital Division on December 31, 2010. The loss on the contribution of Concept's assets was $1.2 million, which is included in "Other expense" on the Consolidated Statement of Operations.

NOTE D – RECEIVABLES, NET

The receivables, net balance at December 31, 2010 consists of the following (in thousands):

Notes receivable:	
Nonaffiliates	$ 1,152
Employees and executives	2,080
Other affiliates	9,407
Receivables from affiliated limited partnerships	39
Receivables from non-affiliate	255
Receivables from other affiliates	1,196
Receivables from investment banking	1,467
Allowances for bad debts	(1,665)
	$ 13,931

Notes receivables from nonaffiliates consist of uncollateralized promissory notes from unrelated companies. The notes bear interest at various rates up to 12% and are payable on demand.

Notes receivable from employees and executives primarily consist of noninterest bearing loans provided to certain executives and employees of the Company to induce the employees and executives to affiliate with the Company. Notes receivable issued to employees totaled $75,000 in 2010. The notes typically are forgiven over a one to six-year period and have tiered maturities from 2011 through 2016 and are structured to be incentives for the employees to remain at the Company. As each maturity date is reached, a portion of the notes is forgiven if the employee remains employed by the Company. If employment is terminated, the remaining unforgiven balance is due and payable by the former employee. Such forgiveness is recorded as employee compensation and benefits in the Consolidated Statement of Operations.

NOTE D – RECEIVABLES, NET – Continued

Notes receivable from other affiliates primarily consist of the note issued by Madison Williams to the Company in connection with the Capital Markets transaction. On November 9, 2009, SMHG, the Company, PAC3, and Madison Williams entered into an Amended and Restated Contribution Agreement with Fletcher Asset Management, Inc. ("Fletcher"), with respect to the formation of a new broker-dealer. Pursuant to the Amended and Restated Contribution Agreement, (a) PAC3's membership interest in Madison Williams was reduced to a 3.1% Class A membership interest and 28.0% Class B membership interest, (b) the Company's interest in Madison Williams was reduced to a 17.5% Class A membership interest, (c) Fletcher agreed to subscribe for and purchase a 40.5% Class A membership interest in Madison Williams in exchange for a cash contribution, and (d) the interest of management of Madison Williams was reduced to a 6.5% Class B membership interest. The Class A membership interests have a distribution preference over the Class B membership interests until a total of $8.5 million of distributions to the Class A membership interest have been made, and no distributions may be made to any class of Class B membership interests until the note for $8.0 million has been repaid. This transaction closed on December 9, 2009. The Company expects to receive its share of profits if and when distributions are made by Madison Williams. This note bears interest at 6% and matures on December 9, 2019.

In addition, Concept Capital issued two notes during 2010 in connection with the Concept transaction (see Note C – Disposition). These notes bear interest at the applicable federal rate for instruments with a term of over ten years provided under *Section 1274(d)* of the Internal Revenue Code of 1986 on the closing date of December 31, 2010, and mature on December 31, 2020. A discount on the notes was recorded in the amount of $282,000, based on the difference in market interest rates at the date of issuance and the stated rate of interest on the notes. The loss is recorded within the loss on disposal of assets, as part of the disposition.

Receivables from investment banking customers consist of investment banking fees earned and related reimbursable expenses incurred.

The Company has one note receivable on nonaccrual status in the amount of $920,000 as of December 31, 2010.

NOTE E – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, at December 31, 2010 consist of the following, at fair and estimated fair value (in thousands):

	Securities Owned	Securities Sold, not yet purchased
Marketable:		
Corporate stocks, options, and futures	$ 13,270	$ 10,242
	13,270	10,242
Not readily marketable:		
Limited partnerships-consolidated management companies	8,514	-
Limited partnerships-other	15,631	-
Warrants	1,767	-
Corporate bond	356	-
Stocks and options	420	-
	26,688	-
	$ 39,958	$ 10,242

FASB ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

NOTE E – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED – Continued

A description of the valuation methodologies used for securities measured at fair value, as well as the general classification of such securities pursuant to the valuation hierarchy, is set forth below:

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon industry-standard pricing methodologies, models, or other valuation methodologies that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that securities are recorded at fair value. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company had one investment in common stock of a corporation with a quoted market price, in which management adjusted the quoted market price value to reflect a short-term lock-up period on the stock. The value based on the market price was $185,000, and was recorded with the discount for the lock-up period at $157,000 as of December 31, 2010. The adjustment to fair value of the stock was based on a calculation of the cost of a put option for the term of the lock-up period, using a black-scholes model.

Level 1 consists of unrestricted publicly traded equity securities traded on an active market whose values are based on quoted market prices.

Level 2 includes securities that are valued using industry-standard pricing methodologies, models, or other valuation methodologies. Level 2 inputs are other than quoted market prices that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted market prices that are observable for the asset, such as interest rates and yield curves observable at commonly quoted intervals, volatilities, credit risks, prepayment speeds, loss severities, and default rates; and inputs that are derived principally from observable market data by correlation or other means. Securities in this category include restricted publicly traded equity securities, publicly traded equity securities traded on an inactive market, publicly traded debt securities, warrants whose underlying stock is publicly traded on an active market, and options that are not publicly traded or whose pricing is uncertain.

Level 3 includes securities whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. This category primarily consists of investments in limited partnerships and equity securities that are not publicly traded.

The Company uses prices and inputs that are current as of the measurement date. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are receognized at the beginning of each period. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

NOTE E – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED – Continued

The following table sets forth by level within the fair value hierarchy securities owned and securities sold, not yet purchased as of December 31, 2010 (in thousands):

	Level 1	Level 2	Level 3	Total
Securities owned:				
Corporate stocks and options	$ 12,090	$ 1,458	$ 142	$ 13,690
Corporate bond	-	-	356	356
Limited partnerships-consolidated management companies	-	-	8,514	8,514
Limited partnerships-other	-	-	15,631	15,631
Warrants	-	1,756	11	1,767
Total securities owned	$ 12,090	$ 3,214	$ 24,654	$ 39,958
Securities sold, not yet purchased				
Corporate stocks and options	$ 10,073	$ 169	$ -	$ 10,242
Total securities sold, not yet purchased	$ 10,073	$ 169	$ -	$ 10,242

The following table sets forth a summary of changes in the fair value of the Company's Level 3 securities owned for the year ended December 31, 2010 (in thousands):

	Limited Partnerships Consolidated Management Companies	Limited Partnerships Other	Warrants	Equities and Options	Corporate Bond	Total
Balance, beginning of year	$ 7,241	$ 2,348	$ 5	$ 426	$ -	$ 10,020
Cumulative effect of adoption of a new accounting principle	-	4,650	-	-	-	4,650
Contribution of Concept assets	-	1,005	-	-	-	1,005
Realized gains (losses)	-	68	-	(88)	-	(20)
Unrealized gains relating to securities still held at the reporting date	2,151	7,971	6	12	-	10,140
Transfers between levels	-	-	-	(211)	356	145
Purchases, issuances and settlements	(878)	(411)	-	3	-	(1,286)
Balance, end of year	$ 8,514	$ 15,631	$ 11	$ 142	$ 356	$ 24,654

NOTE E – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED – Continued

A level 3 to level 2 transfer occurred during the year in the amount of $211,000 for a company that completed an Initial Public Offering that had a market value available, but was reclassified to level 2 instead of level 1 due to a discount taken for a lock-up period on the stock. In addition, one of the marketable securities owned at the beginning of the year converted to a nonmarketable bond during 2010 with a fair value of $356,000 at December 31, 2010.

Net unrealized losses for Level 3 securities owned are a component of "Equity in income of limited partnerships" and "Principal transactions, net" in the Consolidated Statement of Operations as follows for the year ended December 31, 2010 (in thousands):

	Principal transactions, net	Equity in income of limited partnerships
Unrealized gains relating to securities still held at the report date	$ 78	$ 10,062

The investments in limited partnerships are accounted for using the equity method of accounting, which approximates fair value, and principally consist of ownership in the following private investment partnerships: Corporate Opportunities Fund, L.P.; Corporate Opportunities Fund (Institutional), L.P.; Sanders Opportunity Fund, L.P.; Sanders Opportunity Fund (Institutional), L.P.; Life Sciences Opportunity Fund, L.P.; Life Sciences Opportunity Fund (Institutional), L.P.; Life Sciences Opportunity Fund II, L.P.; Life Sciences Opportunity Fund (Institutional) II, L.P., SMH Private Equity Group I, L.P., SMH Private Equity Group II, L.P., SMH NuPhysicia, LLC, and SMH Zilliant, LLC. The Company expects to receive its interests in the limited partnerships over the remaining one to ten year life of the limited partnerships. A summary of the combined results of operations and combined net assets of the limited partnerships is as follows as of and for the year ended December 31, 2010 (in thousands) (unaudited):

Combined results of operations:	
Net investment income	$ 4,962
Change in unrealized gain on investments	42,529
Realized loss on investments	(6,961)
Increase in partners' capital resulting from operations	$ 40,530
Combined total assets	$ 221,140
Combined total liabilities	2,067
Combined net assets	$ 219,073

NOTE F – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements, net, consist of the following at December 31, 2010 (in thousands):

Furniture and fixtures	$ 2,949
Office equipment	3,975
Leasehold improvements	11,211
	18,135
Accumulated depreciation and amortization	(12,079)
Furniture, equipment, and leasehold improvements, net	$ 6,056

NOTE G – INCOME TAXES

The income tax provision (benefit) was composed of the following for the year ended December 31, 2010 (in thousands):

From continuing operations:	
Current	$ 1,792
Deferred	(570)
Income tax provision from continuing operations	1,222
From discontinued operations	(727)
Income tax provision from continuing operations	$ 495

The difference between the effective tax rate reflected in the income tax provision (benefit) from continuing operations and the statutory federal rate for the year ended December 31, 2010 is analyzed as follows (in thousands):

Expected federal tax at statutory rate of 34%	$ 647
State taxes	114
Other	461
Income tax provision	$ 1,222

NOTE G – INCOME TAXES – Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 are presented below (in thousands):

Deferred tax assets:	
Gain on disposal of assets	$ 739
Excess of tax over book basis in fixed assets	91
Compensation for unrealized gains	350
Allowance for bad debts	623
Restricted stock compensation	541
Total gross deferred tax assets	2,344
Deferred tax liabilities:	
Unrealized gain on securities owned	(1,184)
Prepaid expenses	(160)
Gain on sale of business	(3,034)
Nontaxable partnership distributions	(96)
Charitable contributions	(33)
Total gross deferred tax liabilities	(4,507)
Net deferred tax liability	$ (2,163)

There was no valuation allowance for deferred tax assets as of December 31, 2010. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will generate sufficient taxable income to realize the benefits of these deductible differences at December 31, 2010.

NOTE H – CONCENTRATIONS OF RISK

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company is subject to risk of loss if it must acquire the security on the open market at a price that exceeds the contract amount of the transaction.

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the

NOTE H – CONCENTRATIONS OF RISK – Continued

security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities, and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

NOTE I – COMMITMENTS AND CONTINGENCIES

The Company leases office space under noncancelable operating leases that expire by 2018 with initial noncancelable terms in excess of one year. Rent expense on operating leases is recognized on a straight line basis over the life of the respective leases, including rent escalations, tenant improvement and free rent periods. Rental expense for the year ended December 31, 2010 totaled $3.6 million. Future minimum rentals approximate (in thousands):

Year ending:	
2011	$ 7,713
2012	6,901
2013	5,693
2014	2,342
2015	1,620
Thereafter	2,941
Total minimum rental payments	27,210
Minimum sublease rentals	(15,121)
Net minimum rental payments	$ 12,089

The Company has uncommitted financing arrangements with clearing brokers that finance our customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected on the consolidated statement of financial condition for financial

NOTE I – COMMITMENTS AND CONTINGENCIES – Continued

reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with our clearing brokers. Deposits with clearing organizations were $2.0 million at December 31, 2010.

The Company has issued letters of credit in the amounts of $245,000, $230,000, $230,000, and $48,000 to the owners of four of the offices that we lease to secure payment of our lease obligation for that facility.

The Company has a commitment to fund an additional $4.0 million for the second note issued by Concept Capital discussed in Note C during 2011.

The Company is a defendant in certain litigation incidental to its securities and underwriting business. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes known. Accordingly, the Company is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. A contingent liability of approximately $2.7 million has been recorded at December 31, 2010 for these proceedings and exposures. A few cases were settled in February 2011, of which the entire settlement amount was included in this liability. These reserves represent management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies".

In addition, in July 2008, the Dallas regional office of the Financial Industry Regulatory Authority (FINRA) conducted a routine examination of the Company's broker-dealer activities. The Company received an examination report on December 31, 2008, which identified a number of deficiencies in the Company's operations. In April 2009, the Company resolved half of the deficiencies noted through a compliance conference procedure. On October 5, 2010, the Company received a "Wells letter" notification from FINRA, which stated that the staff of FINRA had made a preliminary determination to recommend that disciplinary action be brought against the Company and two former employees based on alleged violations of certain federal securities laws and FINRA rules based on the deficiencies identified in the 2008 examination. Counsel for the Company and the former employees have reached an agreement in principle with the Dallas regional office of FINRA to resolve the matter. While the agreement must be finalized, we do not believe its impact on the Company will be material.

NOTE J – RELATED-PARTY TRANSACTIONS

In conjunction with their employment, certain employees and groups of independent brokers of the Company were granted restricted common shares of SMHG under the Incentive Plan. The value of the shares will be expensed by the Company over the one to five-year vesting period. In the event that employment or affiliation with the company is terminated, all unvested shares will be forfeited. During 2010, the value of SMHG common stock granted to Company employees aggregated $573,000. The unamortized portions of the grants are reported in other assets and amount to $752,000 at December 31, 2010. Compensation expense related to forgiveness of notes receivable and to amortization expense of unearned compensation amounted to $1.5 million in 2010.

During 2001, the Company formed PTC – Houston Management, L.P. ("PTC") to secure financing for a new proton beam therapy cancer treatment center that was thereafter constructed and now operates in Houston. The Company's investment in PTC at December 31, 2010 was recorded at $9.9 million. Income earned during the year on the PTC investment of $2.4 million is included in the caption "Equity in income of limited partnerships" on the Consolidated Statement of Operations.

Management fees by the management companies of the private investment partnerships discussed in Note E above that are included in the revenue caption "Investment advisory and related services" on the Consolidated Statement of Operations were $3.0 million in 2010.

NOTE K – BENEFIT PLANS

The Company's employees participate in the SMHG 401(k) plan. There were no Company matching contributions during 2010.

NOTE L – DEFERRED COMPENSATION PLANS

As part of certain underwriting agreements with its customers, the Company is awarded warrants, options, or equities, which it contributes to a deferred compensation plan with key executives and employees. The Company is contractually obligated to pay all proceeds, if any, to these key executives and employees, from the exercise or sale of such securities. The liability associated with the securities that were owned at the end of 2010, which correspond to deferred compensation liabilities under the plan, were $244,000 as of December 31, 2010.

NOTE M – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital, as defined, of $11.1 million, which was $10.3 million in excess of the required minimum net capital of $843,000. At December 31, 2010, the Company had aggregate indebtedness of $12.6 million. The Company's aggregate indebtedness to net capital ratio was 1.14 to 1 at December 31, 2010.

NOTE M – NET CAPITAL REQUIREMENTS – Continued

The difference in total assets and total liabilities from the Statement of Financial Condition and the Computation of Net Capital under Rule 15c3-1 is attributable to a difference between regulatory reporting and reporting in accordance with accounting principles generally accepted in the United States of America, as it relates to the Company's deferred tax asset of $2.3 million.

NOTE N – SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended December 31, 2010. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE O – EXEMPTION FROM RULE 15c3-3

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

NOTE P – SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information:		
Cash paid for interest	$	58
Cash paid for income taxes, net		158
Supplemental disclosures of noncash transactions:		
Deferred charge related to grants of common stock of Parent to employees and groups of independent brokers	$	573
Non-cash investing activities:		
Dispositions:		
Receivables, net	$	(1,969)
Securities owned		1,005
Furniture, equipment, and leasehold improvements, net		(1,678)
Other assets		(779)
Sales commissions and bonuses payable		1,331
Accounts payable and accrued liabilities		849

NOTE Q – DISCONTINUED OPERATONS

During the first quarter of 2009, the Company closed three retail offices. This decision was made due to the offices' inability to achieve sufficient revenue to offset their costs. The results of operations for these offices have been reclassified as discontinued operations for the year ended December 31, 2009.

During the fourth quarter of 2010, the Company sold the assets of the Washington Research Group, a division of the Company. The results of operations for the Washington Research Group have been reclassified as discontinued operations for the year ended December 31, 2010.

A summary of selected financial information of discontinued operations is as follows for the year ended December 31, 2010 (in thousands):

Operating activities:		
Revenue	$	13,182
Expenses		17,420
Loss from discontinued operations before income taxes		(4,238)
Benefit from income taxes		(1,653)
Loss from operations of discontinued operations		(2,585)
Gain on sale of discontinued operations, net of income taxes		1,448
Loss from discontinued operations	$	(1,137)

Major classes of assets and liabilities of the closed offices accounted for as discontinued operations in the accompanying Consolidated Statement of Financial Condition at December 31, 2010 were as follows (in thousands):

Furniture, fixtures, and office equipment, net	$	114
Total assets of discontinued operations	$	114
Accounts payable and accrued liabilities	$	43
Total liabilities of discontinued operations	$	43

There were no assets and liabilities of the Washington Research Group remaining at December 31, 2010.

NOTE R – SUBSEQUENT EVENTS

The Company evaluated its December 31, 2010 financial statements for subsequent events, through February 28, 2011, the date the financial statements were issued.

NOTE R – SUBSEQUENT EVENTS – Continued

The Company is not aware of any other subsequent events which would require recognition or disclosure in the financial statements, other than an exercised call option on the Company's investment in Madison Williams. On February 11, 2011, a $4.0 million call option from the sale of Madison Williams was exercised in the amount of $1.2 million for 30% of the Company's ownership in Madison Williams. The remaining call was extended in February 2011.

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
333 Clay Street, 27th Floor
Houston, TX 77002-4168
T 832.476.3600
F 713.655.8741
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
Sanders Morris Harris Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Sanders Morris Harris Inc. (the "Company") and subsidiaries as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
February 28, 2011

Sanders Morris Harris Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010
(Dollars in thousands)

Net capital:		
Total consolidated stockholder's equity attributable to Sanders Morris Harris Inc. per the accompanying financial statements	$	60,739
Other allowable credits		6,639
		67,378
Nonallowable assets:		
Nonallowable receivables		(13,931)
Furniture, equipment, and leasehold improvements, net		(6,056)
Not readily marketable securities		(26,688)
Receivable from parent and affiliates		(1,696)
Other nonallowable assets		(4,105)
Total nonallowable assets		(52,476)
Net capital before haircuts on securities positions		14,902
Haircuts on securities positions		(3,774)
Net capital	$	11,128
Aggregate indebtedness:		
Payable from parent and affiliates	$	1,672
Accounts payable and other accrued liabilities		8,226
Sales commissions and bonuses payable		2,740
Total aggregate indebtedness	$	12,638
Ratio of aggregate indebtedness to net capital		1.14
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $250)	$	843
Excess net capital	$	10,285

Note:
Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on January 26, 2011 as follows:

		Net capital		Aggregate indebtedness
Per FOCUS report	$	17,139	$	7,061
Post-closing adjustments, net		(6,011)		5,577
Per above	$	11,128	$	12,638

See accompanying report of independent registered public accounting firm.

Grant Thornton

Form SIPC-7 Opinion

Sanders Morris Harris, Inc.

For the Year Ended December 31, 2010

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
333 Clay Street, 27th Floor
Houston, TX 77002-4168
T 832.476.3600
F 713.655.8741
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Board of Directors of Sanders Morris Harris, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Sanders Morris Harris, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
February 28, 2011

SIPC-7
(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(31-REV 5/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Sanders Morris Harris, Inc
600 Travis Street, Suite 5800
Houston TX 77002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Cindy Burnette (713) 993-4690

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 179,180.10

B. Less payment made with SIPC-6 filed (exclude interest) (109,263.07)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 69,917.03

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 69,917.03

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 69,917.03

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sanders Morris Harris Inc
(Name of Corporation, Partnership or other organization)

Cindy Burnette
(Authorized Signature)

Controller, FINOP
(Title)

Dated the 25th day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 67,586,644
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	15,556,223
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	15,556,223
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	881,465
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,704,132
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	2,131,296
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Management Fees	3,695,687
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 58,248	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	58,248
Total deductions	11,470,828
2d. SIPC Net Operating Revenues	$ 71,672,039
2e. General Assessment @ .0025	$ 179,180.10

(to page 1 but not less than $150 minimum)

Grant Thornton